  EXHIBIT 99.2

Mogo Inc.

Unaudited Interim Condensed Consolidated Financial Statements

For the nine months ended September 30, 2019 and 2018

1

Mogo Inc.

Interim Condensed Consolidated Statements of Financial Position

(Unaudited)

(Expressed in thousands of Canadian Dollars)

	September 30, 2019	December 31, 2018
Assets
Cash	13,645	20,439
Loans receivable (Note 4)	91,845	86,347
Prepaid expenses, deposits and other assets	4,779	3,501
Investment portfolio (Note 6)	21,790	-
Deferred costs (Note 7)	171	273
Property and equipment (Note 8)	1,967	3,016
Right-of-use assets (Note 3)	4,993	-
Intangible assets (Note 9)	20,667	18,658
	159,857	132,234
Liabilities
Accounts payable and accruals	13,694	10,624
Lease liabilities (Note 3)	5,358	-
Credit facilities (Note 10)	78,151	75,934
Debentures (Note 11)	42,509	41,625
Convertible debentures (Note 12)	12,068	11,781
Derivative financial liability (Note 16d)	-	964
	151,780	140,928
Shareholders’ Equity (Deficit)
Share capital (Note 16a)	93,544	75,045
Contributed surplus	8,854	7,045
Deficit	(94,321)	(90,784)
	8,077	(8,694)
	159,857	132,234

Approved on Behalf of the Board

Signed by “Greg Feller” , Director

Signed by “Minhas Mohamed” , Director

The accompanying notes are an integral part of these financial statements.

2

Mogo Inc.

Interim Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)

(Expressed in thousands of Canadian Dollars)

	Three months ended		Nine months ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Revenue
Subscription and services	7,785	7,833	24,282	18,555
Interest revenue	8,800	7,229	25,032	18,503
Loan fees	-	357		8,111
	16,585	15,419	49,314	45,169
Cost of revenue
Provision for loan losses, net of recoveries (Note 4)	4,830	4,199	13,211	11,880
Transaction costs	1,666	1,655	4,982	4,441
	6,496	5,854	18,193	16,321
Gross profit	10,089	9,565	31,121	28,848
Operating expenses
Technology and development	3,599	3,779	12,331	10,961
Marketing	2,379	2,363	6,428	7,053
Customer service and operations	2,238	2,082	6,355	6,222
General and administration	2,969	2,758	8,869	8,518
Total operating expenses	11,185	10,982	33,983	32,754
Loss from operations	(1,096)	(1,417)	(2,862)	(3,906)
Other expenses (income)
Credit facility interest expense (Note 10)	2,849	2,435	8,295	6,588
Debenture and other interest expense (Note 3, 5 11, 12)	2,045	2,017	6,114	6,043
Unrealized exchange loss (gain)	106	(114)	(177)	318
Change in fair value due to revaluation of derivative liability (Note 16d)	-	150	570	(1,291)
Gain on acquisition, net (Note 13)	-	-	(14,349)	-
Realized gain on investment portfolio (Note 6)	(294)	-	(294)	-
Impairment of equipment (Note 8)	-	1,105	-	1,105
Other one-time expenses	231	35	516	382
	4,937	5,628	675	13,145
Net loss and comprehensive loss	(6,033)	(7,045)	(3,537)	(17,051)

Net loss per share
Basic and fully diluted	(0.221)	(0.307)	(0.142)	(0.752)

Weighted average number of basic and fully diluted common shares (in 000’s)	27,322	22,963	24,920	22,683

The accompanying notes are an integral part of these financial statements.

3

Mogo Inc.

Interim Condensed Consolidated Statements of Changes in Equity (Deficit)

(Unaudited)

(Expressed in thousands of Canadian Dollars)

	Number of shares (000s)	Share capital	Contributed Surplus	Deficit	Total
Balance, December 31, 2017	22,275	$71,389	$6,033	$(63,627)	$13,795
Impact of adopting IFRS 9 at January 1, 2018	-	-	-	(5,135)	(5,135)
Balance, January 1, 2018	22,275	71,389	6,033	(68,762)	8,660
Loss and comprehensive loss	-	-	-	(10,006)	(10,006)
Shares issued – convertible debentures (Note 12)	594	2,509	(132)	-	2,377
Share issuance costs	-	(38)	-	-	(38)
Stock based compensation	-	-	563	-	563
Options and restricted share units (“RSUs”) exercised	60	166	(72)	-	94
Amortization of warrants	-	-	25	-	25
Balance, June 30, 2018	22,929	74,026	6,417	(78,768)	1,675
Loss and comprehensive loss	-	-	-	(7,045)	(7,045)
Stock based compensation	-	-	369	-	369
Options and restricted share units (“RSUs”) exercised	63	208	(108)	-	100
Amortization of warrants	-	-	13	-	13
Balance, September 30, 2018	22,992	74,234	6,691	(85,813)	(4,888)

	Number of shares (000s)	Share capital	Contributed surplus	Deficit	Total
Balance, December 31, 2018	23,227	$75,045	$7,045	$(90,784)	$(8,694)
Loss and comprehensive loss	-	-	-	2,496	2,496
Incremental share issuance – acquisition of Difference Capital Financial Inc. (Note 13)	3,176	14,867	-	-	14,867
Issuance of replacement stock based awards – acquisition of Difference Capital Financial Inc. (Note 13)	-	-	682	-	682
Conversion of warrants (Note 16d)	337	1,534	-	-	1,534
Shares issued – convertible debentures (Note 12)	192	920	(18)	-	902
Stock based compensation	-	-	1,391	-	1,391
Options and restricted share units (“RSUs”) exercised	357	1,117	(512)	-	605
Amortization of warrants	-	-	69	-	69
Balance, September 30, 2019	27,289	93,483	8,657	(88,288)	13,852
Loss and comprehensive loss	-	-	-	(6,033)	(6,033)
Shares issued – convertible debentures (Note 12)	3	15	(1)	-	14
Stock based compensation	-	-	165	-	165
Options and restricted share units (“RSUs”) exercised	45	46	(1)	-	45
Amortization of warrants	-	-	34	-	34
Balance, September 30, 2019	27,337	93,544	8,854	(94,321)	8,077

The accompanying notes are an integral part of these financial statements.

4

Mogo Inc.

Interim Condensed Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in thousands of Canadian Dollars)

	Nine months ended
	September 30, 2019	September 30, 2018

Cash provided by (used in) the following activities:
Operating activities
Net loss and comprehensive loss Items not affecting cash:	(3,537)	(17,051)
Depreciation and amortization	6,212	5,056
Amortization of deferred finance costs (Note 10)	369	307
Accretion of convertible debentures (Note 12)	561	516
Gain on acquisition (Note 13)	(15,886)	-
Impairment of equipment (Note 8)	-	1,105
Other one-time expenses	285	-
Provision for loan losses (Note 4)	14,539	13,346
Stock based compensation expense	1,556	932
Unrealized loss (gain) on derivative liability	570	(1,291)
Unrealized foreign exchange (gain) loss	(177)	344
	4,492	3,264
Changes in:
Net issuance of loans receivable	(20,037)	(25,733)
Investment tax credits	-	343
Prepaid expenses, deposits and other assets	(1,298)	(1,148)
Accounts payable and accruals	1,620	3,304
Net cash used in operating activities	(15,223)	(19,970)
Investing activities
Purchases of property and equipment	(613)	(2,549)
Investment in intangible assets	(6,207)	(5,225)
Net cash used in investing activities	(6,820)	(7,774)

Financing activities
Cash acquired upon acquisition of Difference Capital Financial Inc. (Note 13)	10,246	-
Proceeds from sale of investment (Note 5)	2,114	-
Lease liabilities – principal payments	(685)	-
Net advances from debentures	1,074	12,037
Net advances from credit facilities	1,849	-
Cash payments on options exercised	651	193
Net cash provided by financing activities	15,249	12,230

Decrease in cash resources	(6,794)	(15,514)
Cash, beginning of period	20,439	40,560
Cash, end of period	13,645	25,046

Interest paid in nine months ended September 30, 2019 totaled $13,479 (2018 - $11,808).

The accompanying notes are an integral part of these financial statements.

5

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the nine months ended September 30, 2019 and 2018

1. Nature of operations

Mogo Inc. (formerly Difference Capital Financial Inc.) (“Mogo” or the "Company") was continued under the Business Corporations Act (British Columbia) on June 21, 2019 in connection with the combination with Mogo Finance Technology Inc. (“Mogo Finance”) as further described in Note 13. The transaction was accounted for as a business combination, with Mogo Finance as the accounting acquirer. Accordingly, these financial statements reflect the continuing financial statements of Mogo Finance.

The address of the Company's registered office is Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8. The Company’s common shares are listed on the Toronto Stock Exchange and the Nasdaq Capital Market under the symbol “MOGO”.

Mogo — a financial technology company — offers a finance app that empowers consumers with simple solutions to help them manage and control their finances. Users can sign up for a free MogoAccount in only three minutes and get access to six products including free credit score monitoring, identity fraud protection (“MogoProtect”), digital spending account with Mogo Visa* Platinum Prepaid Card (“MogoCard”), digital mortgage experience (“MogoMortgage”), the MogoCrypto account (“MogoCrypto”), the first product within MogoWealth, which enables the buying and selling of bitcoin, and access to smart consumer credit products (“MogoMoney”). The platform has been engineered to deliver a best-in-class digital experience, with best-in-class financial products all through one account.

2. Basis of presentation

Statement of compliance

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (the “IASB”).  The interim condensed consolidated financial statements do not include all the information and disclosures required in annual financial statements, and should be read in conjunction with each of Mogo and Mogo Finance’s annual financial statements as at December 31, 2018. The policies applied in these interim condensed consolidated financial statements were based on IFRS issued and outstanding at September 30, 2019.

The Company presents its interim condensed consolidated statements of financial position on a non-classified basis in order of liquidity.

These interim condensed consolidated financial statements for the nine months ended September 30, 2019 and September 30, 2018 were authorized for issue by the Board of Directors of the Company (the “Board”) on November 7, 2019.

These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due in the normal course.

Management routinely plans future activities which includes forecasting future cash flows. Management has reviewed their plan with the Board and has collectively formed a judgment that the Company has adequate resources to continue as a going concern for the foreseeable future, which Management and the Board have defined as being at least the next 12 months. In arriving at this judgment, Management has considered the following: (i) cash flow projections of the Company, which incorporates a rolling forecast and detailed cash flow modeling through the current fiscal year, (ii) global capital markets, and (iii) the base of investors and debt lenders historically available to the Company. The expected cash flows have been modeled based on anticipated revenue and profit streams with debt and equity funding programmed into the model. Refer to notes 10, 11, 12, and 15 for details on amounts that may come due in the next 12 months.

For these reasons, the Company continues to adopt a going concern basis in preparing the consolidated financial statements.

Functional and presentation currency

These interim condensed consolidated financial statements are presented in Canadian dollars, which is the Company's and its subsidiaries functional currency.

6

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the nine months ended September 30, 2019 and 2018

2. Basis of presentation (Continued from previous page)

Basis of consolidation

The Company has consolidated the assets, liabilities, revenues and expenses of all its subsidiaries and its structured entity. The consolidated financial statements include the accounts of the Company, and its direct and indirect wholly-owned subsidiaries, Mogo Finance, Mogo Financial (Alberta) Inc., Mogo Financial (B.C.) Inc., Mogo Financial Inc., Mogo Financial (Ontario) Inc., Mogo Mortgage Technology Inc., Hornby Loan Brokers (Ottawa) Inc., Hornby Leasing Inc., Mogo Technology Inc. (a US subsidiary), Mogo Blockchain Technology Inc., Mogo Wealth Technology Inc., Thurlow Management Inc., Thurlow Capital (Alberta) Inc., Thurlow Capital (B.C.) Inc., Thurlow Capital (Manitoba) Inc., Thurlow Capital (Ontario) Inc., and Thurlow Capital (Ottawa) Inc. and its structured entity, Mogo Finance Trust (the “Trust”). The financial statements of the subsidiaries and the Trust are prepared for the same reporting period as the Company, using consistent accounting policies. All inter‑company balances, income and expenses and unrealized gains and losses resulting from inter‑company transactions are eliminated in full.

Use of estimates and judgments

The preparation of the interim condensed consolidated financial statements requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amount of revenues and expenses during the period. The critical accounting estimates and judgments have been set out in the notes to Mogo Finance’s consolidated financial statements for the year ended December 31, 2018, including the measurement of expected credit losses.

Additionally, the following estimates and judgments are effective as of June 21, 2019 in connection with the business combination described further in Note 13:

Fair value of privately held investments:

Estimating fair value requires that significant judgment be applied to each individual investment. For private investments, the fair value of each investment is measured using the most appropriate valuation methodology or combination of methodologies in the judgment of management in light of the specific nature, facts and circumstances surrounding that investment. This may take into consideration, but not be limited to, one or more of the following: valuations of recent or in-progress funding rounds, forward revenue and earnings projections, comparable peer valuation multiples, and the initial cost base of the investment. Actual results could differ significantly from these estimates. Refer to Note 14, Fair value of financial instruments, for further disclosure on fair value estimation of privately held investments.

3. Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of Mogo Finance’s annual consolidated financial statements for the year ended December 31, 2018, except for the accounting policies adopted subsequent to the business combination on June 21, 2019 as discussed below, and the adoption of new standards effective as of January 1, 2019.

Commencing January 1, 2019, the Company applied for the first time, IFRS 16, Leases. As required by IAS 34, the nature and effect of these changes are disclosed below.

Certain other IFRS amendments and interpretations became effective on January 1, 2019, but do not have an impact on the interim condensed consolidated financial statements of the Company.

New accounting policies adopted subsequent to the business combination on June 21, 2019

Investments

Financial instruments are required to be classified into one of the following categories: amortized cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss (“FVTPL”). All financial instruments are measured at fair value on initial recognition. Measurement in subsequent periods depends on the classification of the financial instrument. The investment portfolio is classified as FVTPL and subsequently measured at fair value at each reporting period with changes in fair value recognized in the statement of changes in equity (deficit) in the period in which they occur.

Income recognition on investments

Realized gains or losses on the disposal of investments are determined based on the weighted average cost. Unrealized gains or losses on investments are determined based on the change in fair value at each reporting period. Interest income is recorded on an accrual basis.

Foreign currency translation

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates in effect at the date of the reporting period.

7

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the nine months ended September 30, 2019 and 2018

3. Significant accounting policies (Continued from previous page)

Recent IFRS standards adopted in 2019

IFRS 16, Leases

IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, and other related Standard Interpretations Committee (“SIC”) interpretations. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and require lessees to account for most leases under a single on-balance sheet model.

Lessor accounting under IFRS 16 is substantially unchanged from IAS 17. The lessor will continue to classify any leases as either an operating or finance lease using similar principles as IAS 17. Therefore, IFRS 16 did not have any material impacts for leases where the Company is the lessor.

On adoption of IFRS 16, the Company recognised lease liabilities in relation to property leases which had previously been classified as ‘operating leases’ under the principal of IAS 17. As of January 1, 2019, these liabilities were measured at the present value of the remaining lease payments discounted at 6%, which reflects the lessee’s incremental borrowing rate to finance the purchase of similar property. The Company has applied IFRS 16 using the modified retrospective approach, whereby the cumulative effect of adopting IFRS 16, if any, is recognized as an adjustment to opening retained earnings as at January 1, 2019, with no restatement of comparative information. Under this method using the practical expedient available the Company has recognized the right of use asset equal to the lease liabilities less any lease incentives received.

The lease liabilities as at January 1, 2019 can be reconciled to the operating lease commitments as of December 31, 2018 as follows:

Operating lease commitments disclosed as at December 31, 2018	2,362
Less: operating costs	(872)
Lease component	1,490

Incremental borrowing rate as at January 1, 2019	6.0%
Discounted operating lease commitments at January 1, 2019	1,372
Add:
Lease liabilities recognized as at the date of initial application	3,322
Lease liabilities recognized as at January 1, 2019 (adjusted)	4,694

The additional $3,322 of lease liabilities recognized represent lease payments arising from lease extension options for which the Company has no contractual commitment to exercise but is reasonably certain to do so. In the current period, the Company has adjusted its measurement of lease liabilities as at January 1, 2019 by $2,460 to exclude tax and operating costs, with a corresponding decrease to the right-of-use assets. The adjustment did not impact the statements of comprehensive income (loss), changes in equity (deficit) or cash flows.

The right-of-use assets associated with these property leases were initially measured at the amount equal to the lease liabilities, adjusted by the amount of any prepaid or accrued lease payments relating to those leases recognized in the consolidated statement of financial position as at December 31, 2018.

Practical expedients applied

In applying IFRS 16 for the first time, the Company has used the following practical expedients permitted by the Standard:

-	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics;
-	reliance on previous assessments on whether leases are onerous;
-	the accounting for operating leases with a remaining lease term of less than 12 months as at January 1, 2019 as short term leases; and
-	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease

The Company has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the Company relied on its assessments previously made in applying IAS 17 and IFRIC 4.

8

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the nine months ended September 30, 2019 and 2018

3. Significant accounting policies (Continued from previous page)

Based on the foregoing, as at January 1, 2019:

-	Right-of-use assets of $4,352 (adjusted) were recognized and presented separately in the interim condensed consolidated statement of financial position.
-	Lease liabilities of $4,694 (adjusted) were recognized and presented separately in the interim condensed consolidated statement of financial position.
-	Lease inducement of $223 related to previous operating leases were derecognized.

Summary of new accounting policies

The Company has adopted the following new accounting policies upon implementation of IFRS 16 on January 1, 2019:

Right-of-use assets

Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any re-measurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct cost incurred, and lease payments made at or before the commencement date less any lease incentives received. The right-of-use assets are depreciated on a straight line basis over its lease term. Right-of-use assets are subject to evaluation of potential impairment.

Lease liabilities

The Company recognises lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payment include fixed payments (including in-substance fixed payments) . Variable payments are recorded in general and administration expenses as incurred.

In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is re-measured if there is a modification, a change in the lease term or a change in the in-substance fixed lease payments.

Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases of properties (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered of low value (i.e., below $5,000). Lease payments on short-term leases and leases of low-value assets are recognised as an expense in the period it is incurred.

Summary of new significant judgments

Determining the lease term of contracts with renewal options

The Company determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Company has the option, under some of its agreements to lease the assets for additional terms of one to ten years. The Company applies judgment in evaluating whether it is reasonably certain to exercise the option to renew, including the consideration of all relevant factors that create an economic incentive to exercise the renewal option. After the commencement date, the Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise the option to renew. The Company included the renewal period as part of the lease term for substantially all of its property leases due to the significance of these assets to its operations.

9

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the nine months ended September 30, 2019 and 2018

3. Significant accounting policies (Continued from previous page)

Amount recognized in the statement of financial position and statements of comprehensive income (loss)

Set out below are the carrying amounts of the Company’s right-of-use assets and lease liabilities and the movements during the nine month period ended September 30, 2019.

	Right-of-use assets (Leased Properties)	Lease liabilities
As at January 1, 2019 (adjusted)	4,352	4,694
Modifications and renewals	1,228	1,228
Addition	121	121
Depreciation expense	(708)	-
Interest expense	-	266
Payments	-	(951)
As at September 30, 2019	4,993	5,358

Depreciation of right-of-use assets is included in general and administration expenses. Interest expense related to lease liabilities is included in debenture and other interest expense.

4. Loans receivable

Loans receivable represent unsecured installment loans and lines of credit advanced to customers in the normal course of business. Current loans are defined as loans with terms of one year or less, while non-current loans are those with terms exceeding one year. The Company phased out its legacy short-term loan products from its business in the third quarter of 2018. The breakdown of the Company’s gross loans receivable as at September 30, 2019 and December 31, 2018 are as follows:

	September 30, 2019	December 31, 2018
Current	69,259	62,439
Non-Current	38,012	39,317
	107,271	101,756

The following table provides a breakdown of gross loans receivable and allowance for loan losses by aging bucket according to their IFRS 9 ECL measurement stage. The entire loan balance of a customer is aged in the same category as its oldest individual past due payment, to align with the stage groupings used in calculating the allowance for loan losses under IFRS 9:

	As at September 30, 2019
	Stage 1	Stage 2	Stage 3	Total
Not past due	91,178	-	13	91,191
1-30 days past due	3,509	-	3	3,512
31-60 days past due	-	1,841	348	2,189
61-90 days past due	-	1,753	659	2,412
91+ days past due	-	-	7,967	7,967
Gross loans receivable	94,687	3,594	8,990	107,271
Allowance for loan losses	(7,208)	(2,329)	(5,889)	(15,426)
Loans receivable, net	87,479	1,265	3,101	91,845

10

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the nine months ended September 30, 2019 and 2018

4. Loans receivable (Continued from previous page)

	As at December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Not past due	88,035	-	99	88,134
1-30 days past due	3,097	-	257	3,354
31-60 days past due	-	1,838	491	2,329
61-90 days past due	-	1,240	469	1,709
91+ days past due	-	-	6,230	6,230
Gross loans receivable	91,132	3,078	7,546	101,756
Allowance for loan losses	(6,951)	(2,118)	(6,340)	(15,409)
Loans receivable, net	84,181	960	1,206	86,347

The overall changes in the allowance for loan losses are summarized below:

Allowance for loan losses	Nine months ended September 30, 2019	Year ended December 31, 2018
Balance, beginning of period	15,409	7,434
January 1, 2018 IFRS 9 adjustment	-	5,135
Provision for loan losses	14,539	18,406
Charge offs	(14,522)	(15,566)
Balance, end of period	15,426	15,409

The provision for loan losses in the interim condensed consolidated statement of comprehensive loss is recorded net of recoveries for the three and nine months ended September 30, 2019 of $413 and $1,328, respectively (three and nine months ended September 30, 2018 - $506 and $1,466 respectively).

5. Related party transactions

Related party transactions during the three and nine months ended September 30, 2019 include transactions with debenture holders that incur interest. The related party debentures balance as at September 30, 2019 totaled $663 (December 31, 2018 – $3,300) with principal amounts maturing at various periods through to May 31, 2022. The debentures bear annual interest rates from 10.0% to 18.0% (December 31, 2018 – 12.0% to 18.0%) with interest expense for three and nine months ended September 30, 2019 totalling $26 and $73, respectively (three and nine months ended September 30, 2018 - $134 and $401, respectively). The related parties involved in such transactions include shareholders, officers, directors, and management, members of their families, or entities which are directly or indirectly controlled by members of their families. The debentures are ongoing contractual obligations that are used to fund our corporate and operational activities. These debentures are contractually obligated to be paid on the maturity date.

On June 28, 2019, the Company sold its minority interest in Wekerloo Development Inc. that is majority-owned by one of the Company’s directors for proceeds of $2,100, equivalent to its initial cost recognized on the balance sheet, resulting in no gain or loss on disposition.

11

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the nine months ended September 30, 2019 and 2018

6. Investment portfolio

Investments consist of the following by investment type:

	September 30, 2019	December 31, 2018
Equities	21,418	-
Partnership interests and others	372	-
	21,790	-

The Company received cash proceeds of $294 from its investment portfolio following the restructuring of debentures that were previously written off prior to the business acquisition.

7. Deferred costs

The Company and Postmedia Network Inc. (“Postmedia”) entered into a three year Marketing Collaboration Agreement (the “Postmedia Agreement”) effective January 25, 2016, whereby Postmedia provides Mogo with a minimum value of $50 million of promotional commitments in exchange for entering into a revenue sharing arrangement with Mogo.

During April 2018, Mogo extended the term of the Postmedia Agreement for an additional two years beyond the end of the original agreement. The extended agreement is effective until December 31, 2020 and provides Mogo a similar minimum annual media value from Postmedia to the original agreement. Under the extended agreement, Postmedia receives a fixed quarterly payment of $527 equivalent to the Q4 2017 revenue share payment, instead of receiving a percentage of Mogo’s revenue. In connection with the amendment of the Postmedia Agreement, the vesting and term of the Performance Warrants previously granted to Postmedia were also adjusted. See Note 16(d) for further information. In 2016, Mogo paid Postmedia a one-time program setup fee of $1,171 plus tax, which is being amortized over the life of the Postmedia Agreement, until December 31, 2020. The remaining balance as at September 30, 2019 is $171 (December 31, 2018 - $273).

12

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the nine months ended September 30, 2019 and 2018

8. Property and equipment

	Computer equipment	Furniture and fixtures	Leasehold improvements	Total
Cost
Balance at December 31, 2017	2,337	1,500	2,509	6,346
Additions	3,814	2	-	3,816
Impairment	(1,105)	-	-	(1,105)
Balance at December 31, 2018	5,046	1,502	2,509	9,057
Additions	136	18	-	154
Disposal	(719)	(325)	-	(1,044)
Balance at September 30, 2019	4,463	1,195	2,509	8,167
Accumulated depreciation
Balance at December 31, 2017	1,387	748	1,005	3,140
Additions	2,285	151	465	2,901
Balance at December 31, 2018	3,672	899	1,470	6,041
Additions	667	86	348	1,101
Disposal	(660)	(282)	-	(942)
Balance at September 30, 2019	3,679	703	1,818	6,200
Net book value
At December 31, 2018	1,374	603	1,039	3,016
At September 30, 2019	784	492	691	1,967

In the three and nine months ended September 30, 2018, the Company recognized an impairment of $1,105 on it’s bitcoin mining equipment. As of September 30, 2019, these assets have been fully amortized.

During the three and nine months periods ended September 30, 2019, the Company recognized $nil and a $102 loss respectively (2018 – nil) on the disposal of computer equipment and furniture and fixtures, and recorded a non-cash expense within other one-time expenses in the interim condensed consolidated statement of comprehensive loss.

Depreciation of $116 and $348 for the three and nine month ended September 30, 2019, respectively ($116 and $348 for the three and nine months ended September 30, 2018, respectively) are included in general and administration expenses. Depreciation expense of $101 and $753 for the three and nine month ended September 30, 2019, respectively ($865 and $1,785 for the three and nine months ended September 30, 2018) for all other property and equipment are included in technology and development costs.

13

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the nine months ended September 30, 2019 and 2018

9. Intangible assets

	Internally generated – Completed	Internally generated – In Process	Vendor Purchases	Total
Cost
Balance at December 31, 2017	16,528	3,541	3,351	23,420
Additions	-	7,730	5	7,735
Transfers	10,373	(10,373)	-	-
Balance at December 31, 2018	26,901	898	3,356	31,155
Additions	-	6,207	-	6,207
Transfers	6,207	(6,207)	-	-
Balance at September 30, 2019	33,108	898	3,356	37,362
Accumulated depreciation
Balance at December 31, 2017	5,491	-	3,032	8,523
Additions	3,883	-	91	3,974
Balance at December 31, 2018	9,374	-	3,123	12,497
Additions	4,140	-	58	4,198
Balance at September 30, 2019	13,514	-	3,181	16,695
Net book value
At December 31, 2018	17,527	898	233	18,658
At September 30, 2019	19,594	898	175	20,667

Intangible assets include both internally generated and acquired software with finite useful lives. Amortization of intangible assets of $1,492 and $4,198 for the three and nine months ended September 30, 2019 (three and nine months ended September 30, 2018 - $1,065 and $2,782, respectively) is included in technology and development costs.

14

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the nine months ended September 30, 2019 and 2018

10. Credit facilities

The Company currently has two credit facilities, the “Credit Facility – Liquid”, which is used to finance the Company’s term loan products, and the “Credit Facility – Other”, which is used to finance other products, including the Company’s line of credit loan products. The Credit Facility – Liquid matures on August 31, 2020, and the Credit Facility – Other matures on July 2, 2020.

The amount drawn on Credit Facility - Liquid as at September 30, 2019 was $31,934 (December 31, 2018 – $32,375) with unamortized deferred financing costs of $305 (December 31, 2018 – $554) netted against the amount owing. The term loan bears interest at a variable rate of LIBOR plus 8.00% (with a LIBOR floor of 1.50%). As at September 30, 2019, LIBOR was 2.0% (December 31, 2018 – 2.50%).

The amount drawn on Credit Facility - Other as at September 30, 2019 was $46,643 (December 31, 2018 – $44,327) with unamortized deferred financing costs of $121 (December 31, 2018 – $214) netted against the amount owing. The facility bears interest at a variable rate of LIBOR plus 12.50% (with a LIBOR floor of 2.00%).

Both credit facilities are subject to certain covenants and events of default. As of September 30, 2019, the Company is in compliance with these covenants. Interest expense on both credit facilities is included in credit facility interest expense in the interim condensed consolidated statement of comprehensive loss.

Management routinely renegotiates terms, including interest rates and maturity dates, and will continue to refinance these credit facilities as they become due and payable.

11. Debentures

Debentures require monthly interest only payments and bear interest at annual rates ranging between 10.0% and 18.0% (2018 – 10.0% and 18.0%) with principal amounts due at various periods up to December 8, 2022. Interest expense on the debentures is included in debenture and other interest expense in the interim condensed consolidated statements of comprehensive income (loss). Debentures are subordinated to the Credit Facility – Other and are secured by the assets of the Company. The Debentures are governed by the terms of a trust deed and, among other things, are subject to a subordination agreement which effectively extends the earliest maturity date of such debentures to July 2, 2020, the maturity date of the Credit Facility – Other.

Management routinely reviews its outstanding debentures and actively renegotiates terms, including interest rates and maturity dates, and will continue to refinance these long-term debentures as they become due and payable.

The debenture principal repayment dates, after giving effect to the subordination agreement referenced above, are as follows:

2019	-
2020	25,033
2021	9,726
2022	7,750
42,509

12. Convertible debentures

On June 6, 2017, the Company issued 10% convertible debentures of $15.0 million aggregate principal amount at a price of one thousand dollars per debenture, with a maturity date of June 6, 2020. The interest is payable semi-annually on November 30 and May 31, at the Company’s option either i) in common shares of the Company, issued at a price equal to the volume weighted average trading price (“VWAP”) of the common shares for the 20 trading days prior to the payment date, or ii) in cash.

Upon maturity the convertible debentures are payable, at the Company’s option, either i) in common shares of the Company issued at a price equal to the 20-day VWAP of the common shares on the fifth day prior to the maturity date, or ii) in cash.

The Company may at any time that the 20-day VWAP of the common shares exceeds $5.75 per share, convert the convertible debentures in whole or in part, including any accrued interest, to common shares at $5.00 per common share (the “Conversion Price”). Further, the convertible debentures are convertible, at the option of the holder, in whole or in part, into common shares of the Company at any time before the maturity date at the Conversion Price of $5.00 per share.

15

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the nine months ended September 30, 2019 and 2018

12. Convertible debentures (Continued from previous page)

The following table summarizes the carrying value of the convertible debentures as at September 30, 2019:

	Liability component of convertible debentures	Equity component of convertible debentures	Net book value, September 30, 2019	Net book value, December 31, 2018
Convertible debentures	11,705	916	12,621	12,912
Transaction costs	(1,223)	(95)	(1,318)	(1,346)
Net proceeds	10,482	821	11,303	11,566
Accretion in carrying value of debenture liability	1,586	-	1,586	1,056
	12,068	821	12,889	12,622

Interest expense, which includes interest payable and the accretion of the convertible debenture, in the amount of $508 and $1,518 for the three and nine months ended September 30, 2019, respectively (three and nine months ended September 30, 2018 – $489 and $1,449, respectively) is included in debenture and other interest expense in the interim condensed consolidated statement of comprehensive income (loss). During the nine months ended September 30, 2019, the Company issued 136,541 shares in lieu of $644 interest payable (nine months ended September 30, 2018 – 195,088 shares in lieu of $644 interest payable) and 58,200 shares for the conversion of $291 of principal (nine months ended September 30, 2018 – 398,600 shares for the conversion of $1,865 of principal).

13. Business combination

On June 21, 2019, Mogo Finance Technology Inc. (“Mogo Finance”) and the Company, formerly named Difference Capital Financial Inc. (“Difference”), completed a plan of arrangement (the “Business Combination”). Under the Business Combination, Mogo Finance amalgamated with a wholly-owned subsidiary of Difference. In connection with the Business Combination, Difference was continued into British Columbia and changed its name to Mogo Inc. and continues to execute on Mogo Finance’s vision of building the leading fintech platform in Canada. Under the Business Combination, each outstanding common share of Mogo Finance, excluding the 2,549,163 Mogo Finance common shares held by Difference immediately prior to consummation of the Business Combination, was exchanged for one common share of the Company. All of Mogo Finance’s outstanding convertible securities became exercisable or convertible, as the case may be, for common shares in the Company.

The Arrangement is accounted for as a reverse takeover under IFRS 3, where Mogo Finance is the accounting acquirer. Accordingly, these interim condensed consolidated financial statements represent the continuing statements of Mogo Finance. The following table presents a reconciliation of the common shares outstanding immediately after the Business Combination:

Number of common shares
Mogo Finance common shares outstanding at June 20, 2019	24,101,405
Less: Mogo Finance common shares already held by Difference (not exchanged for common shares in Difference)	(2,549,163)
Difference common shares outstanding at June 20, 2019	5,725,821
Common shares of Mogo outstanding upon completion of the Arrangement	27,278,063
Common shares of Mogo Finance immediately before the Arrangement	24,101,405
Incremental issuance of common shares	3,176,658

16

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the nine months ended September 30, 2019 and 2018

13. Business combination (Continued from previous page)

In the period June 21, 2019 to September 30, 2019, the operations of Difference contributed revenue of $nil and net income of $283. If the acquisition had occurred on January 1, 2019, management estimates that unaudited consolidated revenue would have been $57,655 and unaudited consolidated net losses would have been ($1,253) for the nine months period ended September 30, 2019. In determining these amounts, management has conformed DCF historical financial results and has assumed that the fair value adjustments, determined provisionally, that arose on the date of business combination would have been the same if the acquisition had occurred on January 1, 2019.

The fair value of incremental common shares issued as consideration under the Arrangement was based on the June 20, 2019 closing price of a Mogo Finance common share on the Toronto Stock Exchange of $4.68 per share. Difference’s outstanding stock based awards at the acquisition date become exercisable for common shares of Mogo Inc. according to the provisions thereof. Since Mogo Finance is the accounting acquirer, these awards are accounted for as replacement awards. The estimated fair value of the replacement awards attributed to the pre-acquisition and post-acquisition service periods are $682 and $225, respectively, measured as at June 20, 2019. The pre-acquisition amount has been included as part of the total consideration.

The following tables summarize the fair value of consideration transferred, and its provisional allocation to estimated fair values assigned to each major class of assets acquired and liabilities assumed at the June 21, 2019 acquisition date. The Company may adjust the provisional purchase price allocation, as necessary, up to one year after the business combination date as new information is obtained about facts and circumstances that existed as of the closing date.

(a) Purchase consideration:

Fair value of 3,176,658 incremental common shares issued	14,867
Fair value of replacement stock based awards attributable to pre-acquisition service	682
Purchase consideration	15,549

(b) Purchase price allocation:

Cash and cash equivalent s	10,246
Prepaid expenses, deposits and other assets	60
Investment portfolio	23,904
Accounts payable and accruals	(2,775)
Fair value of net identifiable assets acquired	31,435
Purchase consideration	15,549
Gain on acquisition	15,886

The $15,886 gain on acquisition is expressed net of $1,537 transaction costs incurred in the interim condensed consolidated statements of comprehensive income (loss).

14. Fair value of financial instruments

Assets and liabilities recorded at fair value in the interim condensed consolidated statement of financial position are measured and classified in a hierarchy consisting of three levels for disclosure purposes. The three levels are based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset or liability's classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. The input levels are defined as follows:

•	Level 1: Unadjusted quoted prices in an active market for identical assets and liabilities.

•	Level 2: Quoted prices in markets that are not active or inputs that are derived from quoted prices of similar (but not identical) assets or liabilities in active markets.

•	Level 3: Unobservable inputs that are supported by little or no market activity and are significant to the estimated fair value of the assets or liabilities.

17

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the nine months ended September 30, 2019 and 2018

14. Fair value of financial instruments (Continued from previous page)

The fair value of cash, current loans receivable, accounts payable and accruals, and other liabilities is approximated by their carrying amount due to their short‑term nature. The fair value of the Company’s non-current loans receivable is determined by discounting expected future contractual cash flows, taking into account expected prepayments and using management’s best estimate of average market interest rates with similar remaining terms, which are classified as Level 3 input within the fair value hierarchy:

	September 30, 2019		December 31, 2018
	Total Fair Value	Total Carrying Value	Total Fair Value	Total Carrying Value
Loans Receivable – Non-Current (Level 3)	38,108	38,012	41,595	39,317

The fair values of the Company’s debentures and convertible debentures are estimated using discounted cash flows based upon the Company’s current borrowing rates for similar borrowing arrangements, which are classified as Level 2 inputs within the fair value hierarchy. The carrying values of debentures approximate their fair value as new debt granted with similar risk profiles bear similar rates of return. The fair value of the Company’s derivative financial liability is determined using the Black Scholes option pricing model and is classified as Level 2. Management has determined that the fair values of the credit facilities do not materially differ from its carrying values as the facilities are subject to a floating interest rate, effecting current market conditions, and there have been no significant changes in the Company’s risk profile since issuance of the credit facilities.

The following table presents the changes in fair value measurements of the Company’s investment portfolio recognized at fair value at September 30, 2019 and classified as Level 3:

	September 30, 2019	December 31, 2018
Opening balance December 31, 2018	-	-
Acquired in business combination with Difference	23,754	-
Disposal	(2,100)	-
Repayment of debenture	(14)	-
Balance, end of period	21,640	-

The following table summarizes the fair value of the Company’s investment portfolio by fair value hierarchy levels:

	As at September 30, 2019
	Level 1	Level 2	Level 3	Total
Equities	-	150	21,268	21,418
Partnership interest and other	-	-	372	372
	-	150	21,640	21,790

The fair values of investments in equities that are traded in markets that are not active (Level 2) are based on prices obtained directly from an exchange on which the instruments are traded. For all other private investments in equities, the Company determines fair values using other valuation models (Level 3).

The Company uses widely recognized valuation methods for privately held investments. These methods include earnings based discounted cash flow, comparison with similar transactions for which observable market prices exist and other proprietary valuation techniques. Valuation models that employ significant unobservable inputs require a higher degree of management judgment and estimation in the determination of fair value. Management judgment and estimation are usually required for the selection of the appropriate valuation model to be used, determination of expected future cash flows on the investments being valued, and selection of appropriate discount rates, where relevant. The measurement of fair value for Level 3 investments can be sensitive to changes in assumptions regarding these unobservable inputs, which can result in a significantly higher or lower fair value measurement. The objective of the valuation models is to arrive at a notional fair market valuation conclusion that reflects the price that would be received to sell the investment in an orderly transaction between market participants at the valuation date.

During the nine months period ended September 30, 2019, there were no transfers of assets or liabilities within the fair value hierarchy levels.

18

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the nine months ended September 30, 2019 and 2018

15. Nature and extent of risk arising from financial instruments

Risk management policy

In the normal course of business, the Company is exposed to financial risk that arises from a number of sources. Management’s involvement in operations helps identify risks and variations from expectations. As a part of the overall operation of the Company, Management takes steps to avoid undue concentrations of risk. The Company manages the risks as follows:

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counter‑party to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s loans receivable. The maximum amount of credit risk exposure is limited to the gross carrying amount of the loans receivable disclosed in these financial statements.

The Company acts as a lender of unsecured consumer loans and lines of credit and has little concentration of credit risk with any particular individual, company or other entity, relating to these services. However, the credit risk relates to the possibility of default of payment on the Company’s loans receivable. The Company performs on‑going credit evaluations, monitors aging of the loan portfolio, monitors payment history of individual loans, and maintains an allowance for loan loss to mitigate this risk.

The credit risk decisions on the Company’s loans receivable are made in accordance with the Company’s credit policies and lending practices, which are overseen by the Company’s senior management. Credit quality of the customer is assessed based on a credit rating scorecard and individual credit limits are defined in accordance with this assessment. The consumer loans receivable are unsecured. The Company develops underwriting models based on the historical performance of groups of customer loans which guide its lending decisions. To the extent that such historical data used to develop its underwriting models is not representative or predictive of current loan book performance, the Company could suffer increased loan losses.

The Company cannot guarantee that delinquency and loss levels will correspond with the historical levels experienced and there is a risk that delinquency and loss rates could increase significantly.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due or will not receive sufficient funds from its third party lenders to advance to the Company’s customers. The Company manages all liquidity risk through maintaining a sufficient working capital amount through daily monitoring of controls, cash balances and operating results. The Company’s principal sources of cash are funds from operations, which the Company believes will be sufficient to cover its normal operating and capital expenditures.

The Company’s accounts payable and accruals are substantially due within 12 months. The maturity schedule of the Company’s credit facilities, debentures, and convertible debentures are described below. Management will continue to refinance any outstanding amounts owing under the credit facilities and debentures and will continue to issue shares in lieu of amounts owing under the convertible debentures, in each case as they become due and payable. The debentures are subordinated to the credit facilities which has the effect of extending the maturity date of the debentures to the later of contractual maturity or the maturity date of credit facilities. See Note 11 for further details.

($000s)
	2019	2020	2021	2022	2023	Thereafter

Commitments
Lease payments	228	853	850	816	821	3,174
Purchase obligations (note 7)	527	2,111	-	-	-	-
Accounts payable	13,694	-	-	-	-	-
Credit Facility – Liquid	-	31,629	-	-	-	-
Credit Facility – Other	-	46,522	-	-	-	-
Debentures	-	25,033	9,726	7,750	-	-
Convertible debentures	-	12,068	-	-	-	-
Total contractual obligations	14,449	118,216	10,576	8,566	821	3,174

Interest rate risk

Changes in market interest rates may have an effect on the cash flows associated with some financial assets and liabilities, known as cash flow risk, and on the fair value of other financial assets or liabilities, known as price risk. The Company is exposed to interest rate risk primarily relating to its credit facilities that bear interest fluctuating with LIBOR. The credit facilities have a LIBOR floor of 1.5% and 2.0% for Credit Facility – Liquid and Credit Facility – Other, respectively. As at September 30, 2019, LIBOR is 2.0% (December 31, 2018 – 2.50%). A 50 basis point increase in LIBOR would increase annual credit facility interest expense by $434.

The debentures and convertible debentures have fixed rates of interest and are not subject to interest rate risk.

19

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the nine months ended September 30, 2019 and 2018

15. Nature and extent of risk arising from financial instruments (Continued from previous page)

Foreign currency risk

Currency risk is the risk that changes in foreign exchange rates may have an effect on future cash flows associated with financial instruments. The Company is exposed to foreign currency risk on the following financial instruments denominated in U.S. dollars. A 5% increase or decrease in the U.S. dollar exchange rate would increase or decrease the unrealized exchange gain (loss) by $19.

	September 30, 2019	December 31, 2018
Cash	465	874
Investment portfolio	4,978	-
Debentures	4,920	4,770

Other price risk

Other price risk is the risk that changes in market prices, including commodity or equity prices, will have an effect on future cash flows associated with financial instruments. The cash flows associated with financial instruments of the Company are not exposed to other price risk.

16. Equity

(a) Share capital

The Company’s authorized share capital is comprised of an unlimited number of common shares and an unlimited number of preferred shares issuable in one or more series. The Board is authorized to determine the rights and privileges and number of shares of each series.

As at September 30, 2019, there are 27,337,408 common shares and no preferred shares issued and outstanding.

(b) Options

The Company has a stock option plan (the “Plan”) that provides for the granting of options to directors, officers, employees and consultants. The exercise price of an option is set at the time that such option is granted under the Plan. The maximum number of common shares reserved for issuance under the Plan is the greater of i) 15% of the number of common shares issued and outstanding of the Company and ii) 3,800,000. As a result of the Arrangement described in Note 13, there are an additional 536,000 options issued and outstanding as at September 30, 2019, which were granted pursuant to the Company’s prior stock option plan (the “Prior Plan”). These 536,000 options outstanding do not contribute towards the maximum number of common shares reserved for issuance under the Plan as described above.

Each option converts into one common share of the Company upon exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of expiry. Options issued under the Plan have a maximum contractual term of eight years, and options issued under the Prior Plan have a maximum contractual term of ten years.

20

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the nine months ended September 30, 2019 and 2018

16. Equity (Continued from previous page)

A summary of the status of the stock options and changes in the period is as follows:

	Options Outstanding (000s)	Weighted Average Grant Date Fair Value $	Weighted Average Exercise Price $	Options Exercisable (000s)	Weighted Average Exercise Price $
As at December 31, 2017	3,099		3.80	1,529	3.85
Options granted	468	1.26	4.13
Exercised	(156)		1.99
Forfeited	(303)		4.38
As at December 31, 2018	3,108		3.88	1,965	3.80
Options granted	500	2.01	4.51
Replacement awards (Note 13)	536	1.69	4.65
Exercised	(309)		2.11
Forfeited	(309)		5.55
As at September 30, 2019	3,526		4.07	3,305	4.32

The above noted options have expiry dates ranging from November 2021 to November 2028.

The fair value of each option granted was estimated using the Black-Scholes option pricing model with the following assumptions:

	For the nine months ended September 30, 2019	For the year ended December 31, 2018
Risk-free interest rate	1.48% - 1.59%	2.07 – 2.47%
Expected life	5 years	5 years
Expected volatility in market price of shares	50%	50%
Expected dividend yield	0%	0%
Expected forfeiture rate	15%	15%

These options generally vest either immediately or monthly over a three to four year period after an initial one year cliff. Volatility is estimated using historical data of comparable publicly traded companies operating in a similar segment.

Total share-based compensation costs related to options and RSUs for the three and nine months ended September 30, 2019 were $-----165 and $1,556 respectively (three and nine months ended September 30, 2018 - $369 and $932, respectively).

(c) Restricted share units

RSUs are granted to executives and other key employees. The fair value of an RSU at the grant date is equal to the market value of one of the Company’s common shares. Executives and other key employees are granted a specific number of RSUs for a given performance period based on their position and level of contribution. RSUs vest fully after three years of continuous employment from the date of grant and, in certain cases, if performance objectives are met as determined by the Board of Directors. The maximum number of shares which may be made subject to issuance under RSUs awarded under the RSU Plan is 500,000.

21

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the nine months ended September 30, 2019 and 2018

16. Equity (Continued from previous page)

Details of outstanding RSUs as at September 30, 2019 are as follows:

Number of RSUs (000s)
Outstanding, December 31, 2017	145
Granted	164
Converted	(30)
Expired	(33)
Outstanding, December 31, 2018	246
Granted	-
Converted	(94)
Expired	(4)
Outstanding, September 30, 2019	148

(d) Warrants

	Warrants Outstanding (000s)	Weighted Average Exercise Price $	Warrants Exercisable (000s)	Weighted Average Exercise Price $
As at December 31, 2018	1,779	2.66	982	2.42
Warrants exercised	(583)	2.05	-	-
As at September 30, 2019	1,196	2.96	598	2.96

The 1,196,120 warrants outstanding noted above have expiry dates ranging from January 2021 to January 2023.

On June 17, 2019, Drawbridge Special Opportunities Fund LP, an affiliate of Fortress Credit Co LLC, exercised all of their 583,333 warrants for the purchase of the Company’s common shares at an exercise price of $2.05 per share. The warrants were exercised via a net equity settlement option included in the warrant certificate. As a result, the warrants were net settled on a cashless basis, with reference to the $4.85 volume weighted average trading price (“VWAP”) of Mogo Finance’s common shares for the 5 trading days prior to the exercise date. The cashless exercise resulted in the net issuance of 336,871 common shares in lieu of the 583,333 warrants, and also resulted in the extinguishment of the derivative financial liability, fair valued at $1,534, on the interim condensed consolidated statement of financial position.

On January 25, 2016, in connection with the original Postmedia Agreement, Mogo issued Postmedia five year warrants to acquire 1,196,120 common shares of Mogo at an exercise price of $2.96. 50% of the warrants were to vest in equal instalments over three years while the remaining 50% (the “Performance Warrants”) were to vest based on Mogo achieving certain quarterly revenue targets.

During April 2018, the Postmedia Agreement was extended for an additional two years beyond the end of the current agreement, as described in Note 7. In connection with this amendment, Postmedia and Mogo agreed to change the vesting and term of the 598,060 Performance Warrants so that i) they vest equally over the remaining two years of the collaboration (50% in January 2020 and 50% in January 2021); and ii) their term is extended an additional two years, now expiring January 2023.

22